ROBERT K. JOHNSON†

ALAN V. FRIEDMAN†

RONALD L. OLSON†

RICHARD S. VOLPERT

DENNIS C. BROWN†

ROBERT E. DENHAM

JEFFREY I. WEINBERGER

CARY B. LERMAN

CHARLES D. SIEGAL

RONALD K. MEYER

GREGORY P. STONE

BRAD D. BRIAN

BRADLEY S. PHILLIPS

GEORGE M. GARVEY

WILLIAM D. TEMKO

STEVEN L. GUISE†

ROBERT B. KNAUSS

STEPHEN M. KRISTOVICH

JOHN W. SPIEGEL

TERRY E. SANCHEZ

STEVEN M. PERRY

MARK B. HELM

JOSEPH D. LEE

MICHAEL R. DOYEN

MICHAEL E. SOLOFF

GREGORY D. PHILLIPS

LAWRENCE C. BARTH

KATHLEEN M. McDOWELL

GLENN D. POMERANTZ

THOMAS B. WALPER

RONALD C. HAUSMANN

PATRICK J. CAFFERTY, JR.

JAY M. FUJITANI

O'MALLEY M. MILLER

SANDRA A. SEVILLE-JONES

MARK H. EPSTEIN

HENRY WEISSMANN

KEVIN S. ALLRED

BART H. WILLIAMS

JEFFREY A. HEINTZ

JUDITH T. KITANO

KRISTIN LINSLEY MYLES

MARC T.G. DWORSKY

JEROME C. ROTH

STEPHEN D. ROSE

GARTH T. VINCENT

TED DANE

STUART N. SENATOR

MARTIN D. BERN

DANIEL P. COLLINS

RICHARD E. DROOYAN

ROBERT L. DELL ANGELO

BRUCE A. ABBOTT

JONATHAN E. ALTMAN

MARY ANN TODD

MICHAEL J. O'SULLIVAN

KELLY M. KLAUS

DAVID B. GOLDMAN

BURTON A. GROSS

KEVIN S. MASUDA

HOJOON HWANG

KRISTIN S. ESCALANTE

DAVID C. DINIELLI

ANDREA WEISS JEFFRIES

PETER A. DETRE

PAUL J. WATFORD

DANA S. TREISTER

CARL H. MOOR

DAVID M. ROSENZWEIG

DAVID H. FRY

LISA J. DEMSKY

MALCOLM A. HEINICKE

GREGORY J. WEINGART

TAMERLIN J. GODLEY

JAMES C. RUTTEN

J. MARTIN WILLHITE

RICHARD ST. JOHN

ROHIT K. SINGLA

LUIS LI

CAROLYN HOECKER

LUEDTKE

C. DAVID LEE

MARK H. KIM

BRETT J. RODDA

SEAN ESKOVITZ

FRED A. ROWLEY, JR.

KATHERINE M. FORSTER

BLANCA FROMM YOUNG

RANDALL G. SOMMER

MARIA SEFERIAN

MANUEL F. CACHÁN

ROSEMARIE T. RING

JOSEPH J. YBARRA

KATHERINE K. HUANG

MICHELLE T. FRIEDLAND

TODD J. ROSEN

SUSAN R. SZABO

LYNN HEALEY SCADUTO

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE

THIRTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90071-1560

TELEPHONE (213) 683-9100

FACSIMILE (213) 687-3702

____________

560 MISSION STREET

SAN FRANCISCO, CALIFORNIA 94105-2907

TELEPHONE (415) 512-4000

FACSIMILE (415) 512-4077

April 9, 2010

ERIC J. LORENZINI

LINDSAY D. MCCASKILL

KATE K. ANDERSON

SUSAN TRAUB BOYD

JENNIFER L. POLSE

BRIAN R. HOCHLEUTNER

GRANT A. DAVIS-DENNY

JASON RANTANEN

JONATHAN H. BLAVIN

KAREN J. EPHRAIM

LIKA C. MIYAKE

MELINDA EADES LeMOINE

ANDREW W. SONG

YOHANCE C. EDWARDS

SETH GOLDMAN

JOSHUA P. GROBAN

VICTORIA L. BOESCH

HAILYN J. CHEN

BRAD SCHNEIDER

GENEVIEVE A. COX

MIRIAM KIM

MISTY M. SANFORD

BRIAN P. DUFF

AIMEE FEINBERG

KATHARINE L. HALL

KATHERINE KU

KIMBERLY A. CHI

SHOSHANA E. BANNETT

TINA CHAROENPONG

LEE S. TAYLOR

DEREK J. KAUFMAN

KIMBERLY D. ENCINAS

MARCUS J. SPIEGEL

GABRIEL P. SANCHEZ

BETHANY W. KRISTOVICH

PAULA R. LEVY

DAVID C. YANG

WILLIAM E. CANO

HENRY E. ORREN

BENJAMIN W. HOWELL

JACOB S. KREILKAMP

JONATHAN M. WEISS

ELISABETH J. NEUBAUER

ERIC P. TUTTLE

HEATHER E. TAKAHASHI

KEVIN A. GOLDMAN

ROBYN KALI BACON

BERNARD A. ESKANDARI

JENNY M. JIANG

KEITH R.D. HAMILTON, II

SORAYA C. KELLY

PATRICK ANDERSON

JEFFREY Y. WU

YUVAL MILLER

MARK R. CONRAD

DANIEL R. MCCARTHY

M. LANCE JASPER

ALISSA BRANHAM

ADAM R. LAWTON

PETER C. RENN

RACHEL L. STEIN

AVI BRAZ

PUNEET K. SANDHU

IAN J. MILLER

MARINA A. TORRES

DAVID S. HAN

DAVID C. LACHMAN

JENNY H. HONG

GUY A. RUB

AARON SEIJI LOWENSTEIN

DANIEL N. ELIZONDO

LAURA D. SMOLOWE

MELISSA CAMACHO-CHEUNG

SARALA V. NAGALA

JUSTIN L. MCNABNEY

LEO GOLDBARD

KIMBERLY A. MORRIS

MATTHEW A. MACDONALD

CAROLYN V. ZABRYCKI

ERIC S. NGUYEN

ERIN E. SCHANNING

MARGARET G. ZIEGLER

ESTHER H. SUNG

     –––––––

RICHARD D. ESBENSHADE†

ALLISON B. STEIN

PETER R. TAFT†

SUSAN E. NASH

TRUC T. DO

OF COUNSEL

     –––––––

E. LEROY TOLLES

(1922-2008)

†A PROFESSIONAL CORPORATION

VIA  EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Mail Stop 3561

Attn:                    Heather Clark

Re:                              OCM HoldCo, LLC
Item 4.02 Form 8-K
Filed March 31, 2010
File No. 000-52042

Ladies and Gentlemen:

On behalf of OCM HoldCo, LLC, a Delaware limited liability company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2010, relating to the above-referenced Form 8-K filed with the Commission (File No. 000-52042) on March 31, 2010 (the “Original Filing”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

1.                                      Please amend your filing to identify the specific financial statements that should no longer be relied upon.

RESPONSE TO COMMENT 1

The Company is filing concurrently with the submission of this letter a Form 8-K/A (Amendment No. 2) to identify the specific financial statements that should no longer be relied upon.  The Company has made this disclosure in consultation with its independent accountant and has provided its independent accountant with a copy of the filing.  The Company does not read Item 4.02(c) as requiring the Company to file on Form 8-K/A a response letter from its independent accountant since Amendment No. 2 is a refinement of the previous disclosure.  Please advise the Company if the Staff believes that an additional Form 8-K/A is required.

2.                                      We note that you intend to file amendments to the 10-Qs for the quarters ended June 30, 2009 and September 30, 2009.  In this regard, your disclosure is not clear with regard to whether you will restate the previously filed financial statements.  If you plan to file restated financial statements in connection with these amendments, please tell us how, and when, you will do so.

RESPONSE TO COMMENT 2

The Company plans to amend its quarterly reports on Form 10-Q for each of the periods ended June 30, 2009 and September 30, 2009 to include the restated financial statements.  The Company intends to file such amendments with the Commission at the beginning of next week.

3.                                      It appears from your disclosure that the company was advised by or received notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously completed interim review with regards to the quarters ended June 30, 2009 and September 30, 2009. In this regard, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b).  If your independent accountant does not agree with your disclosure, it should explain why not.  Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

RESPONSE TO COMMENT 3

A current report on Form 8-K/A was filed with the Commission on April 6, 2010, which included as an exhibit, the letter from the Company’s independent accountant stating that it agreed with the statements disclosed in the Original Filing.

4.                                      When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the

2

company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

RESPONSE TO COMMENT 4

The Company intends to make that disclosure in each Form 10-Q/A for the periods ended June 30, 2009 and September 30, 2009.

Other:             In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE

Attached hereto is a letter from the Company addressing the points in this comment.

****

Please direct your questions or comments regarding this response letter to the undersigned at (213) 683-9126.  Thank you for your assistance.

Respectfully submitted,

/s/ Sandra Seville-Jones

Sandra Seville-Jones

cc:           Stephen Kaplan

3

OCM HoldCo, LLC

c/o Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

April 9, 2010

Ms. Heather Clark

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3624

Re:          OCM HoldCo, LLC
Item 4.02 Form 8-K
Filed on March 31, 2010
File No. 000-52042

Dear Ms. Clark:

On behalf of OCM HoldCo, LLC (the “Company”), in connection with Company’s response to the Staff’s comment letter dated April 5, 2010, the Company hereby confirms:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature pages follow]

Sincerely,

OCM HoldCo, LLC

/s/ Stephen A. Kaplan
Stephen A. Kaplan
Manager

Sincerely,

OCM HoldCo, LLC

/s/ Ronald N. Beck
Ronald N. Beck
Manager